FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press Release

INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay an interim dividend in respect of the financial year 2003 of €0.74 per ordinary share. This represents an increase of 2.8% over the 2002 interim dividend.

The dividend of €0.74 will be payable as from September 17, 2003. The shares will be traded ex-dividend in Amsterdam and London as of July 25, 2003.

The applicable rate of Netherlands withholding tax is 25% unless reduced under applicable tax conventions.

The Hague, July 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 24 July 2003

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)